

April 4, 2011

Mr. Donald Allan Jr.
Senior Vice President and Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

>   **RE: Stanley Black & Decker, Inc.**
>   **Form 10-K for the Fiscal Year ended January 1, 2011**
>   **File No. 1-5224**

Dear Mr. Allan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<p align="center">FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2011</p>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity, Sources and Uses of Capital, page 36

2. Given your significant foreign operations, please consider enhancing your liquidity disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of January 1, 2011; and
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Critical Accounting Estimates, page 42

Goodwill and Intangible Assets, page 43

3. You disclose that you test goodwill for impairment at the reporting unit level and that a reporting unit is a reportable operating segment or one level below a reportable operating segment. We do not understand why you included the word reportable in front of operating segment in your goodwill impairment disclosures. Please clarify what your ASC 350 reporting units are and how they compare to your operating segments and reportable segments used for ASC 280 segment reporting purposes. Note that a reporting unit is an operating segment (as defined in ASC 280-10-50-1) or a component of an operating segment for which discrete financial information is available and segment management regularly reviews the operating results of that component. Also note that two or more operating segments should not be aggregated to arrive at a reporting unit. See also ASC 350-20-55-9.

Item 15(a)(1) and (2) – Index to Financial Statements and Financial Statement Schedule, page 56

Note B – Accounts and Financing Receivable, page 70

4. According to the terms of your accounts receivable sale program, you are required to sell certain of your trade accounts receivables at fair value to a wholly owned, bankruptcy-remote special purpose subsidiary. Please disclose whether the BRS is consolidated or not. If it is not consolidated, please supplementally support your treatment. In addition, please disclose the point at which transfers of receivables are treated as a sale and removed from your balance sheet. Does the removal of the receivables from your balance sheet first occur when the BRS transfers the receivables to a third-party purchaser or does it occur when you initially transfer the receivables to the BRS? If it occurs when you initially transfer the receivables to the BRS, please supplementally support your treatment.

Note P – Business Segments and Geographic Areas, page 107

5. You disclose you have three reportable segments: Construction & Do It Yourself, Security, and Industrial. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these three reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your three reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

Note U – Parent and Subsidiary Debt Guarantees, page 116

6. For each of the notes identified in this footnote as having a guarantee, please tell us which entity or entities issued the note and which entity or entities guarantee the note and where each entity resides in your current corporate structure. For each note, please also tell us which paragraph of Rule 3-10 of Regulation S-X you are relying upon and how you concluded that the requirements under that paragraph had been met. In doing so, please also address your consideration of the disclosures required by Rules 3-10(i)(8) to (10). For example, Rule 3-10(i)(8) requires the following to be disclosed, if true:
    *   Each subsidiary issuer or subsidiary guarantor is "100% owned" (as defined by Rule 3-10(h)(1)). Note that "wholly-owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned;"
    *   All guarantees are full and unconditional; and
    *   Where there is more than one guarantor, all guarantees are joint and several.

FORM 8-K FILED ON JANUARY 27, 2011

7. You present numerous non-GAAP amounts, such as those excluding one-time amounts. In many cases, these non-GAAP measures appear to have been given greater prominence in the filing than the comparable GAAP measures. For example, you appear to only have provided narrative discussions of your 4Q'10 and FY'10 segment results excluding one-time charges. Your 4Q'10 key points also focus mostly on amounts excluding one-time charges, without much mention of GAAP amounts. Non-GAAP amounts, such as organic revenues, should be reconciled to GAAP amounts. In addition, please consider the guidance in Non-GAAP Financial Measures CDI 102.10 which indicates that it is not generally appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP

measures. See also Instruction 2 to Item 2.02 of Regulation 8-K and Item 10(e)(1)(i) of Regulation S-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief